UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

MedAssets, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

584045108
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 584045108

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,225,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,225,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,225,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 584045108

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,609,075
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,609,075
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,609,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 584045108

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 564,550
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 564,550
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 564,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 584045108

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 309,075
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 309,075
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 584045108

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 309,075
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 309,075
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 584045108

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 309,075
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 309,075
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 584045108

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,225,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,225,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,225,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 584045108

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,225,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,225,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,225,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 584045108

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,225,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,225,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,225,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 584045108

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,225,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,225,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,225,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 584045108

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,225,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,225,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,225,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 584045108

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,225,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,225,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,225,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 584045108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of MedAssets, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 100 North Point Center East, Suite 200, Alpharetta, Georgia 30022.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(v)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;

(vi)
Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund, Starboard C LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;

(vii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(viii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(ix)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(x)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xi)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(xii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

CUSIP NO. 584045108

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard S LLC and Starboard C LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell and Feld are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 3,609,075 Shares beneficially owned by Starboard V&O Fund is approximately $79,652,011, excluding brokerage commissions.  The aggregate purchase price of the 564,550 Shares beneficially owned by Starboard S LLC is approximately $12,438,553, excluding brokerage commissions. The aggregate purchase price of the 309,075 Shares beneficially owned by Starboard C LP is approximately $6,809,858, excluding brokerage commissions. The aggregate purchase price of the 742,300 Shares held in the Starboard Value LP Account is approximately $16,353,642, excluding brokerage commissions.

CUSIP NO. 584045108

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On August 3, 2015, Starboard Value LP (together with its affiliates, “Starboard”) delivered a letter to the Issuer’s Chairman and Chief Executive Officer, R. Halsey Wise, and the Issuer’s Board of Directors (the “Board”).  In the letter, Starboard expressed its belief, among other things, that the Issuer is deeply undervalued relative to the quality of its assets and the earnings power of its core business.  Starboard also outlined in the letter a plan to create significant shareholder value by reducing the Issuer’s operating expenses, improving capital allocation, improving corporate governance and exploring all available strategic alternatives.  In the letter, Starboard stated that it would like the Issuer’s management and Board to consider the views of its shareholders in connection with the Issuer’s ongoing strategic review process.  Starboard also expressed its belief in the letter that if the Issuer were to pursue Starboard’s plan of action, the stock price of the Issuer could be $37 - $46 by the end of 2016. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 60,364,700 Shares outstanding, as of April 24, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2015.

A.	Starboard V&O Fund

(a)	As of the close of business on August 3, 2015, Starboard V&O Fund beneficially owned 3,609,075 Shares.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 3,609,075
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,609,075
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 584045108

B.	Starboard S LLC

(a)	As of the close of business on August 3, 2015, Starboard S LLC beneficially owned 564,550 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 564,550
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 564,550
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on August 3, 2015, Starboard C LP beneficially owned 309,075 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 309,075
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 309,075
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 309,075 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 309,075
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 309,075
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 584045108

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 309,075 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 309,075
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 309,075
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

F.	Starboard Value LP

(a)
As of the close of business on August 3, 2015, 742,300 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 3,609,075 Shares owned by Starboard V&O Fund, (ii) 564,550 Shares owned by Starboard S LLC, (iii) 309,075 Shares owned by Starboard C LP, and (iv) 742,300 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 5,225,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,225,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

G.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,609,075 Shares owned by Starboard V&O Fund, (ii) 564,550 Shares owned by Starboard S LLC, (iii) 309,075 Shares owned by Starboard C LP, and (iv) 742,300 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 5,225,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,225,000
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 584045108

H.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,609,075 Shares owned by Starboard V&O Fund, (ii) 564,550 Shares owned by Starboard S LLC, (iii) 309,075 Shares owned by Starboard C LP, and (iv) 742,300 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 5,225,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,225,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

I.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 3,609,075 Shares owned by Starboard V&O Fund, (ii) 564,550 Shares owned by Starboard S LLC, (iii) 309,075 Shares owned by Starboard C LP, and (iv) 742,300 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 5,225,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,225,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

J.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,609,075 Shares owned by Starboard V&O Fund, (ii) 564,550 Shares owned by Starboard S LLC, (iii) 309,075 Shares owned by Starboard C LP, and (iv) 742,300 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,225,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,225,000

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 584045108

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 3, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to the Chairman and CEO and the Board of Directors, dated August 3, 2015.

99.2
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated August 3, 2015.

99.3	Power of Attorney for Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated September 15, 2011.

CUSIP NO. 584045108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 3, 2015

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

CUSIP NO. 584045108

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark R. Mitchell Director*

Don Seymour Director	Managing Director of dms Management Ltd.	dms Management Ltd. dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

* Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 584045108

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Cash-Settled Total Return Swap	33,800	21.8819	06/10/2015
Purchase of Common Stock	27,040	22.0660	06/10/2015
Purchase of Cash-Settled Total Return Swap	128,440	22.5902	06/11/2015
Purchase of Common Stock	13,520	22.6890	06/11/2015
Purchase of Cash-Settled Total Return Swap	67,600	22.3569	06/12/2015
Purchase of Cash-Settled Total Return Swap	67,600	22.0158	06/15/2015
Purchase of Cash-Settled Total Return Swap	50,700	22.1675	06/16/2015
Purchase of Common Stock	16,900	22.1700	06/16/2015
Purchase of Cash-Settled Total Return Swap	33,800	22.1048	06/17/2015
Sale of Common Stock	(33,800)	22.0994	06/18/2015
Purchase of Cash-Settled Total Return Swap	67,600	22.1003	06/18/2015
Purchase of Cash-Settled Total Return Swap	33,800	22.0994	06/18/2015
Purchase of Common Stock	135,876	22.0954	06/18/2015
Sale of Common Stock	(33,800)	22.0144	06/19/2015
Purchase of Cash-Settled Total Return Swap	33,124	21.9227	06/19/2015
Purchase of Cash-Settled Total Return Swap	33,800	22.0145	06/19/2015
Sale of Common Stock	(33,800)	22.4379	06/22/2015
Purchase of Cash-Settled Total Return Swap	33,800	22.4379	06/22/2015
Sale of Common Stock	(33,800)	22.4608	06/23/2015
Purchase of Cash-Settled Total Return Swap	33,800	22.4608	06/23/2015
Sale of Common Stock	(33,800)	22.3691	06/24/2015
Purchase of Cash-Settled Total Return Swap	33,800	22.3691	06/24/2015
Purchase of Cash-Settled Total Return Swap	33,800	22.3704	06/24/2015

CUSIP NO. 584045108

Sale of Common Stock1	(1,000)	22.2961	06/25/2015
Sale of Common Stock	(23,336)	22.2961	06/25/2015
Purchase of Cash-Settled Total Return Swap	24,336	22.2961	06/25/2015
Purchase of Cash-Settled Total Return Swap	33,800	22.2807	06/25/2015
Purchase of Cash-Settled Total Return Swap	67,600	22.0193	06/26/2015
Purchase of Cash-Settled Total Return Swap	67,600	21.9431	06/29/2015
Purchase of Cash-Settled Total Return Swap	33,800	22.0433	06/30/2015
Purchase of Cash-Settled Total Return Swap	34,550	22.2066	07/01/2015
Purchase of Common Stock	40,018	22.1682	07/01/2015
Purchase of Common Stock	76,010	22.4215	07/02/2015
Purchase of Common Stock	22,172	22.4978	07/02/2015
Purchase of Common Stock	34,550	22.4135	07/06/2015
Purchase of Common Stock	69,100	22.2605	07/07/2015
Purchase of Common Stock	69,100	21.9027	07/08/2015
Purchase of Common Stock	21,836	22.3187	07/09/2015
Purchase of Common Stock	17,275	22.2847	07/09/2015
Purchase of Common Stock	121,060	22.8998	07/10/2015
Purchase of Common Stock	116,229	22.5369	07/13/2015
Purchase of Common Stock	51,825	21.8946	07/14/2015
Purchase of Common Stock	51,825	21.9851	07/14/2015
Purchase of Common Stock	34,550	22.0300	07/14/2015
Purchase of Common Stock	48,370	22.0324	07/15/2015
Purchase of Common Stock	76,010	22.0128	07/15/2015
Purchase of Common Stock	63,088	21.9826	07/16/2015
Purchase of Common Stock	69,100	21.9599	07/17/2015

1 Represents a short sale.

CUSIP NO. 584045108

Purchase of Common Stock	54,382	22.0743	07/20/2015
Sale of Cash-Settled Total Return Swap	(118,394)	20.9105	07/21/2015
Purchase of Common Stock	69,100	21.0011	07/21/2015
Purchase of Common Stock	118,394	20.9105	07/21/2015
Sale of Cash-Settled Total Return Swap	(118,394)	20.8916	07/22/2015
Purchase of Common Stock	69,100	20.8478	07/22/2015
Purchase of Common Stock	118,394	20.8916	07/22/2015
Sale of Cash-Settled Total Return Swap	(118,394)	20.9856	07/23/2015
Purchase of Common Stock	103,650	20.9455	07/23/2015
Purchase of Common Stock	118,394	20.9856	07/23/2015
Sale of Cash-Settled Total Return Swap	(118,394)	20.8790	07/24/2015
Purchase of Common Stock	90,521	20.8419	07/24/2015
Purchase of Common Stock	118,394	20.8790	07/24/2015
Sale of Cash-Settled Total Return Swap	(118,394)	20.7673	07/27/2015
Purchase of Common Stock	99,504	20.7682	07/27/2015
Purchase of Common Stock	118,394	20.7673	07/27/2015
Sale of Cash-Settled Total Return Swap	(118,394)	20.7933	07/28/2015
Purchase of Common Stock	86,375	20.7824	07/28/2015
Purchase of Common Stock	118,394	20.7933	07/28/2015
Sale of Cash-Settled Total Return Swap	(118,393)	21.1025	07/29/2015
Purchase of Common Stock	118,393	21.1025	07/29/2015
Purchase of Common Stock	86,375	21.1910	07/29/2015
Sale of Cash-Settled Total Return Swap	(118,393)	23.2989	07/30/2015
Purchase of Common Stock	276,400	23.5857	07/30/2015
Purchase of Common Stock	118,393	23.2448	07/30/2015
Purchase of Common Stock	22,803	22.9673	07/31/2015
Purchase of Common Stock	253,597	23.2293	07/31/2015
Purchase of Common Stock	180,000	23.4200	08/03/2015
Purchase of Common Stock	288,000	23.3531	08/03/2015

CUSIP NO. 584045108

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Cash-Settled Total Return Swap	5,650	21.8819	06/10/2015
Purchase of Common Stock	4,520	22.0660	06/10/2015
Purchase of Cash-Settled Total Return Swap	21,470	22.5902	06/11/2015
Purchase of Common Stock	2,260	22.6890	06/11/2015
Purchase of Cash-Settled Total Return Swap	11,300	22.3569	06/12/2015
Purchase of Cash-Settled Total Return Swap	11,300	22.0158	06/15/2015
Purchase of Cash-Settled Total Return Swap	8,475	22.1675	06/16/2015
Purchase of Common Stock	2,825	22.1700	06/16/2015
Purchase of Cash-Settled Total Return Swap	5,650	22.1048	06/17/2015
Sale of Common Stock	(5,650)	22.0994	06/18/2015
Purchase of Cash-Settled Total Return Swap	11,300	22.1003	06/18/2015
Purchase of Cash-Settled Total Return Swap	5,650	22.0994	06/18/2015
Purchase of Common Stock	22,713	22.0954	06/18/2015
Sale of Common Stock	(5,650)	22.0144	06/19/2015
Purchase of Cash-Settled Total Return Swap	5,537	21.9227	06/19/2015
Purchase of Cash-Settled Total Return Swap	5,650	22.0145	06/19/2015
Sale of Common Stock	(5,650)	22.4379	06/22/2015
Purchase of Cash-Settled Total Return Swap	5,650	22.4379	06/22/2015
Sale of Common Stock	(5,650)	22.4608	06/23/2015
Purchase of Cash-Settled Total Return Swap	5,650	22.4608	06/23/2015
Sale of Common Stock	(5,650)	22.3691	06/24/2015
Purchase of Cash-Settled Total Return Swap	5,650	22.3691	06/24/2015
Purchase of Cash-Settled Total Return Swap	5,650	22.3704	06/24/2015
Sale of Common Stock	(4,068)	22.2961	06/25/2015
Purchase of Cash-Settled Total Return Swap	4,068	22.2961	06/25/2015
Purchase of Cash-Settled Total Return Swap	5,650	22.2807	06/25/2015

CUSIP NO. 584045108

Purchase of Cash-Settled Total Return Swap	11,300	22.0193	06/26/2015
Purchase of Cash-Settled Total Return Swap	11,300	21.9431	06/29/2015
Purchase of Cash-Settled Total Return Swap	5,650	22.0433	06/30/2015
Purchase of Cash-Settled Total Return Swap	5,400	22.2066	07/01/2015
Purchase of Common Stock	6,254	22.1682	07/01/2015
Purchase of Common Stock	11,880	22.4215	07/02/2015
Purchase of Common Stock	3,466	22.4978	07/02/2015
Purchase of Common Stock	5,400	22.4135	07/06/2015
Purchase of Common Stock	10,800	22.2605	07/07/2015
Purchase of Common Stock	10,800	21.9027	07/08/2015
Purchase of Common Stock	3,413	22.3187	07/09/2015
Purchase of Common Stock	2,700	22.2847	07/09/2015
Purchase of Common Stock	18,921	22.8998	07/10/2015
Purchase of Common Stock	18,166	22.5369	07/13/2015
Purchase of Common Stock	8,100	21.8946	07/14/2015
Purchase of Common Stock	8,100	21.9851	07/14/2015
Purchase of Common Stock	5,400	22.0300	07/14/2015
Purchase of Common Stock	7,560	22.0324	07/15/2015
Purchase of Common Stock	11,880	22.0128	07/15/2015
Purchase of Common Stock	9,860	21.9826	07/16/2015
Purchase of Common Stock	10,800	21.9599	07/17/2015
Purchase of Common Stock	8,500	22.0743	07/20/2015
Sale of Cash-Settled Total Return Swap	(19,744)	20.9105	07/21/2015
Purchase of Common Stock	10,800	21.0011	07/21/2015
Purchase of Common Stock	19,744	20.9105	07/21/2015

CUSIP NO. 584045108

Sale of Cash-Settled Total Return Swap	(19,744)	20.8916	07/22/2015
Purchase of Common Stock	10,800	20.8478	07/22/2015
Purchase of Common Stock	19,744	20.8916	07/22/2015
Sale of Cash-Settled Total Return Swap	(19,744)	20.9856	07/23/2015
Purchase of Common Stock	16,200	20.9455	07/23/2015
Purchase of Common Stock	19,744	20.9856	07/23/2015
Sale of Cash-Settled Total Return Swap	(19,744)	20.8790	07/24/2015
Purchase of Common Stock	14,148	20.8419	07/24/2015
Purchase of Common Stock	19,744	20.8790	07/24/2015
Sale of Cash-Settled Total Return Swap	(19,744)	20.7673	07/27/2015
Purchase of Common Stock	15,552	20.7682	07/27/2015
Purchase of Common Stock	19,744	20.7673	07/27/2015
Sale of Cash-Settled Total Return Swap	(19,744)	20.7933	07/28/2015
Purchase of Common Stock	13,500	20.7824	07/28/2015
Purchase of Common Stock	19,744	20.7933	07/28/2015
Sale of Cash-Settled Total Return Swap	(19,743)	21.1025	07/29/2015
Purchase of Common Stock	19,743	21.1025	07/29/2015
Purchase of Common Stock	13,500	21.1910	07/29/2015
Sale of Cash-Settled Total Return Swap	(19,743)	23.2989	07/30/2015
Purchase of Common Stock	43,200	23.5857	07/30/2015
Purchase of Common Stock	19,743	23.2448	07/30/2015
Purchase of Common Stock	3,564	22.9673	07/31/2015
Purchase of Common Stock	39,636	23.2293	07/31/2015
Purchase of Common Stock	24,500	23.4200	08/03/2015
Purchase of Common Stock	39,200	23.3531	08/03/2015

CUSIP NO. 584045108

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Cash-Settled Total Return Swap	3,100	21.8819	06/10/2015
Purchase of Common Stock	2,480	22.0660	06/10/2015
Purchase of Cash-Settled Total Return Swap	11,780	22.5902	06/11/2015
Purchase of Common Stock	1,240	22.6890	06/11/2015
Purchase of Cash-Settled Total Return Swap	6,200	22.3569	06/12/2015
Purchase of Cash-Settled Total Return Swap	6,200	22.0158	06/15/2015
Purchase of Cash-Settled Total Return Swap	4,650	22.1675	06/16/2015
Purchase of Common Stock	1,550	22.1700	06/16/2015
Purchase of Cash-Settled Total Return Swap	3,100	22.1048	06/17/2015
Sale of Common Stock	(3,100)	22.0994	06/18/2015
Purchase of Cash-Settled Total Return Swap	6,200	22.1003	06/18/2015
Purchase of Cash-Settled Total Return Swap	3,100	22.0994	06/18/2015
Purchase of Common Stock	12,462	22.0954	06/18/2015
Sale of Common Stock	(3,100)	22.0144	06/19/2015
Purchase of Cash-Settled Total Return Swap	3,038	21.9227	06/19/2015
Purchase of Cash-Settled Total Return Swap	3,100	22.0145	06/19/2015
Sale of Common Stock	(3,100)	22.4379	06/22/2015
Purchase of Cash-Settled Total Return Swap	3,100	22.4379	06/22/2015
Sale of Common Stock	(3,100)	22.4608	06/23/2015
Purchase of Cash-Settled Total Return Swap	3,100	22.4608	06/23/2015
Sale of Common Stock	(3,100)	22.3691	06/24/2015
Purchase of Cash-Settled Total Return Swap	3,100	22.3691	06/24/2015
Purchase of Cash-Settled Total Return Swap	3,100	22.3704	06/24/2015
Sale of Common Stock	(2,232)	22.2961	06/25/2015
Purchase of Cash-Settled Total Return Swap	2,232	22.2961	06/25/2015
Purchase of Cash-Settled Total Return Swap	3,100	22.2807	06/25/2015
Purchase of Cash-Settled Total Return Swap	6,200	22.0193	06/26/2015
Purchase of Cash-Settled Total Return Swap	6,200	21.9431	06/29/2015
Purchase of Cash-Settled Total Return Swap	3,100	22.0433	06/30/2015

CUSIP NO. 584045108

Purchase of Cash-Settled Total Return Swap	2,950	22.2066	07/01/2015
Purchase of Common Stock	3,417	22.1682	07/01/2015
Purchase of Common Stock	6,490	22.4215	07/02/2015
Purchase of Common Stock	1,893	22.4978	07/02/2015
Purchase of Common Stock	2,950	22.4135	07/06/2015
Purchase of Common Stock	5,900	22.2605	07/07/2015
Purchase of Common Stock	5,900	21.9027	07/08/2015
Purchase of Common Stock	1,864	22.3187	07/09/2015
Purchase of Common Stock	1,475	22.2847	07/09/2015
Purchase of Common Stock	10,337	22.8998	07/10/2015
Purchase of Common Stock	9,924	22.5369	07/13/2015
Purchase of Common Stock	4,425	21.8946	07/14/2015
Purchase of Common Stock	4,425	21.9851	07/14/2015
Purchase of Common Stock	2,950	22.0300	07/14/2015
Purchase of Common Stock	4,130	22.0324	07/15/2015
Purchase of Common Stock	6,490	22.0128	07/15/2015
Purchase of Common Stock	5,387	21.9826	07/16/2015
Purchase of Common Stock	5,900	21.9599	07/17/2015
Purchase of Common Stock	4,643	22.0743	07/20/2015
Sale of Cash-Settled Total Return Swap	(10,831)	20.9105	07/21/2015
Purchase of Common Stock	5,900	21.0011	07/21/2015
Purchase of Common Stock	10,831	20.9105	07/21/2015
Sale of Cash-Settled Total Return Swap	(10,831)	20.8916	07/22/2015
Purchase of Common Stock	5,900	20.8478	07/22/2015
Purchase of Common Stock	10,831	20.8916	07/22/2015
Sale of Cash-Settled Total Return Swap	(10,831)	20.9856	07/23/2015

CUSIP NO. 584045108

Purchase of Common Stock	8,850	20.9455	07/23/2015
Purchase of Common Stock	10,831	20.9856	07/23/2015
Sale of Cash-Settled Total Return Swap	(10,831)	20.8790	07/24/2015
Purchase of Common Stock	7,729	20.8419	07/24/2015
Purchase of Common Stock	10,831	20.8790	07/24/2015
Sale of Cash-Settled Total Return Swap	(10,831)	20.7673	07/27/2015
Purchase of Common Stock	8,496	20.7682	07/27/2015
Purchase of Common Stock	10,831	20.7673	07/27/2015
Sale of Cash-Settled Total Return Swap	(10,831)	20.7933	07/28/2015
Purchase of Common Stock	7,375	20.7824	07/28/2015
Purchase of Common Stock	10,831	20.7933	07/28/2015
Sale of Cash-Settled Total Return Swap	(10,832)	21.1025	07/29/2015
Purchase of Common Stock	10,832	21.1025	07/29/2015
Purchase of Common Stock	7,375	21.1910	07/29/2015
Sale of Cash-Settled Total Return Swap	(10,832)	23.2989	07/30/2015
Purchase of Common Stock	23,600	23.5857	07/30/2015
Purchase of Common Stock	10,832	23.2448	07/30/2015
Purchase of Common Stock	1,947	22.9673	07/31/2015
Purchase of Common Stock	21,653	23.2293	07/31/2015
Purchase of Common Stock	13,500	23.4200	08/03/2015
Purchase of Common Stock	21,600	23.3531	08/03/2015

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Purchase of Cash-Settled Total Return Swap	7,450	21.8819	06/10/2015
Purchase of Common Stock	5,960	22.0660	06/10/2015
Purchase of Cash-Settled Total Return Swap	28,310	22.5902	06/11/2015
Purchase of Common Stock	2,980	22.6890	06/11/2015

CUSIP NO. 584045108

Purchase of Cash-Settled Total Return Swap	14,900	22.3569	06/12/2015
Purchase of Cash-Settled Total Return Swap	14,900	22.0158	06/15/2015
Purchase of Cash-Settled Total Return Swap	11,175	22.1675	06/16/2015
Purchase of Common Stock	3,725	22.1700	06/16/2015
Purchase of Cash-Settled Total Return Swap	7,450	22.1048	06/17/2015
Sale of Common Stock	(7,450)	22.0994	06/18/2015
Purchase of Cash-Settled Total Return Swap	14,900	22.1003	06/18/2015
Purchase of Cash-Settled Total Return Swap	7,450	22.0994	06/18/2015
Purchase of Common Stock	29,949	22.0954	06/18/2015
Sale of Common Stock	(7,450)	22.0144	06/19/2015
Purchase of Cash-Settled Total Return Swap	7,301	21.9227	06/19/2015
Purchase of Cash-Settled Total Return Swap	7,450	22.0145	06/19/2015
Sale of Common Stock	(7,450)	22.4379	06/22/2015
Purchase of Cash-Settled Total Return Swap	7,450	22.4379	06/22/2015
Sale of Common Stock	(7,450)	22.4608	06/23/2015
Purchase of Cash-Settled Total Return Swap	7,450	22.4608	06/23/2015
Sale of Common Stock	(7,450)	22.3691	06/24/2015
Purchase of Cash-Settled Total Return Swap	7,450	22.3691	06/24/2015
Purchase of Cash-Settled Total Return Swap	7,450	22.3704	06/24/2015
Sale of Common Stock	(5,364)	22.2961	06/25/2015
Purchase of Cash-Settled Total Return Swap	5,364	22.2961	06/25/2015
Purchase of Cash-Settled Total Return Swap	7,450	22.2807	06/25/2015
Purchase of Cash-Settled Total Return Swap	14,900	22.0193	06/26/2015
Purchase of Cash-Settled Total Return Swap	14,900	21.9431	06/29/2015
Purchase of Cash-Settled Total Return Swap	7,450	22.0433	06/30/2015
Purchase of Cash-Settled Total Return Swap	7,100	22.2066	07/01/2015
Purchase of Common Stock	8,224	22.1682	07/01/2015
Purchase of Common Stock	15,620	22.4215	07/02/2015

CUSIP NO. 584045108

Purchase of Common Stock	4,556	22.4978	07/02/2015
Purchase of Common Stock	7,100	22.4135	07/06/2015
Purchase of Common Stock	14,200	22.2605	07/07/2015
Purchase of Common Stock	14,200	21.9027	07/08/2015
Purchase of Common Stock	4,487	22.3187	07/09/2015
Purchase of Common Stock	3,550	22.2847	07/09/2015
Purchase of Common Stock	24,878	22.8998	07/10/2015
Purchase of Common Stock	23,885	22.5369	07/13/2015
Purchase of Common Stock	10,650	21.8946	07/14/2015
Purchase of Common Stock	10,650	21.9851	07/14/2015
Purchase of Common Stock	7,100	22.0300	07/14/2015
Purchase of Common Stock	9,940	22.0324	07/15/2015
Purchase of Common Stock	15,620	22.0128	07/15/2015
Purchase of Common Stock	12,965	21.9826	07/16/2015
Purchase of Common Stock	14,200	21.9599	07/17/2015
Purchase of Common Stock	11,175	22.0743	07/20/2015
Sale of Cash-Settled Total Return Swap	(26,031)	20.9105	07/21/2015
Purchase of Common Stock	14,200	21.0011	07/21/2015
Purchase of Common Stock	26,031	20.9105	07/21/2015
Sale of Cash-Settled Total Return Swap	(26,031)	20.8916	07/22/2015
Purchase of Common Stock	14,200	20.8478	07/22/2015
Purchase of Common Stock	26,031	20.8916	07/22/2015
Sale of Cash-Settled Total Return Swap	(26,031)	20.9856	07/23/2015
Purchase of Common Stock	21,300	20.9455	07/23/2015
Purchase of Common Stock	26,031	20.9856	07/23/2015
Sale of Cash-Settled Total Return Swap	(26,031)	20.8790	07/24/2015

CUSIP NO. 584045108

Purchase of Common Stock	18,602	20.8419	07/24/2015
Purchase of Common Stock	26,031	20.8790	07/24/2015
Sale of Cash-Settled Total Return Swap	(26,031)	20.7673	07/27/2015
Purchase of Common Stock	20,448	20.7682	07/27/2015
Purchase of Common Stock	26,031	20.7673	07/27/2015
Sale of Cash-Settled Total Return Swap	(26,031)	20.7933	07/28/2015
Purchase of Common Stock	17,750	20.7824	07/28/2015
Purchase of Common Stock	26,031	20.7933	07/28/2015
Sale of Cash-Settled Total Return Swap	(26,032)	21.1025	07/29/2015
Purchase of Common Stock	26,032	21.1025	07/29/2015
Purchase of Common Stock	17,750	21.1910	07/29/2015
Sale of Cash-Settled Total Return Swap	(26,032)	23.2989	07/30/2015
Purchase of Common Stock	56,800	23.5857	07/30/2015
Purchase of Common Stock	26,032	23.2448	07/30/2015
Purchase of Common Stock	4,686	22.9673	07/31/2015
Purchase of Common Stock	52,114	23.2293	07/31/2015
Purchase of Common Stock	32,000	23.4200	08/03/2015
Purchase of Common Stock	51,200	23.3531	08/03/2015